July 17, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Christina Chalk

Re:	Patni Computer Systems Ltd.
Schedule TO-T/A and Schedule 13E-3/A
Filed June 22, 2012
File No. 5-82642

Dear Ms. Chalk,

This letter is being furnished by iGATE Corporation, the Promoters, and Patni Computer Systems Ltd., a public company registered under the laws of India (“Patni” or the “Company”) in response to comments received from the staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 2, 2012, with respect to the Registrants’ Schedule TO-T/A and Schedule 13E-3/A (File No. 5-82642) (collectively, the “Schedule TO”) that was filed with the Commission on June 22, 2012.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Registrants’ response to each of the numbered comments immediately below each numbered comment.

In addition, the Company is hereby filing Amendment No. 3 (“Amendment No. 3”) to the Schedule TO. Amendment No. 3 has been revised to reflect the Company’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 3, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 3, all of which have been marked to show changes from the filing of Amendment No. 2 to the Registration Statement.

General

1.	Staff’s comment: Refer to comment 1 in our letter dated June 6, 2012 and your response letter dated June 22, 2012. Were the offer materials disseminated to US persons holding in direct share form? Please clarify. We note that your incoming no-action letter dated May 22, 2012 did reflect the existence of US shareholders. We may have further comment.

United States Securities and Exchange Commission

Division of Corporation Finance

Response: The Schedule TO was only disseminated to ADS holders. In response to the Staff’s comment, the Company is disseminating the Schedule TO to the 9 U.S. persons holding in direct share form.

2.	Staff’s comment: Refer to comment 2 in our prior comment letter and your response to that comment. As requested, tell us how you disseminated and will disseminate amendment offer materials filed in response to staff comments.

Response: In connection with the Tender Offer, the materials were disseminated by mail to shareholders. In connection with the subsequent offering period, the materials, and the amendment will be disseminated, were disseminated by first-class mail to ADS holders.

3.	Staff’s comment: Refer to comment 5 in our prior comment letter and your response. Your response does not address the part of our comment in which we asked you to describe the bidders’ future plans with respect to a second-step transaction to eliminate remaining minority Patni shareholders. Please revise to address and include the disclosure requested in our comment 5 (as supplemented in response to this comment) in your amended offer materials.

Response: The bidder does not currently plan to undertake a second step transaction to eliminate minority shareholders who do not participate in the subsequent offering period.

4.	Staff’s comment: See our last comment above. In addition, quantify what you mean by a “small portion” of the shares of minority holders which you state can be compulsorily acquired under Indian law in response 5 in your letter dated June 22, 2012.

Response: Section 395 of the Companies Act, 1956 (“Companies Act”) provides for compulsory acquisition of the shares of minority shareholders after obtaining the consent of at least 9/10th in value and 3/4th in number of the minority shareholders. The reference to “small portion” in our response 5 in our letter dated June 22, 2012, means the remainder 1/10th in value or 1/4th in number of the minority who have not consented to the ‘compulsory acquisition’, subject to such remaining shareholders being entitled to make a claim before an Indian court of law claiming that the acquisition is patently unfair, that such shareholders have not been guilty of obstructionist conduct, etc.

5.	Staff’s comment: Refer to comment 10 in our prior comment letter and your response. If you know of additional risks associated with the conversion of ADSs into common shares in order to participate in this offer, those risks must be described in the offer materials. If your amended disclosure is intended to advise ADS holders to inquire about possible additional risks associated with the conversion, please revise to so state. Your current disclosure indicates that there are additional risks that would be described by the holder’s investment advisor.

United States Securities and Exchange Commission

Division of Corporation Finance

Response: In response to the Staff’s comment, the Company has revised the disclosure on page [23] of the Schedule TO.

6.	Staff’s comment: Refer to prior comment 16 and your response. The statement in the second sentence of your response to comment 16 should be included in the revised disclosure document on page 7 of the Schedule TO-T/A.

Response: In response to the Staff’s comment, the Promoters have revised the disclosure on page [7] of the Schedule TO.

7.	Staff’s comment: Refer to prior comment 17 and your response. That comment asked you to describe how the offerors and other filing persons considered (or did not consider, and if not why, not) the factors listed in Instruction 2 to Item 1014 of Regulation M-A. Your response addresses consideration of those factors by shareholders rather than the filing persons. Please revise by amending your disclosure document.

Response: In response to the Staff’s comment, the Promoters have revised the disclosure on pages [3 and 8] of the Schedule TO.

8.	Staff’s comment: Refer to comment 22 and your response. The discussion of the reasons why the Independent Directors did not consider the Instruction 2, Item 1014 factors in assessing fairness must be included in the revised offer materials. In addition, the disclosure must be presented as to Patni, the filing person.

Response: In response to the Staff’s comment, the disclosure has been revised on pages [8, 12, 13 and 14] of the Schedule TO.

9.	Staff’s comment: See our last comment above. The proposed new disclosure in response to comment 23 in our prior letter should be presented as to Patni, the filing person.

Response: In response to the Staff’s comment, the disclosure has been revised on pages [4 and 14] of the Schedule TO.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at 212-446-4746.

Sincerely,

/s/ Michael Kim, Esq.
Michael Kim, Esq.

Cc:	Joseph G. Connolly, Jr.
Hogan Lovells US LLP